FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Webcast presentation of results for third quarter 2008.

REPSOL Repsol YPF 2008 Third Quarter PRELIMINARY RESULTS WEBCAST-CONFERENCE CALL November 13th 2008, 14.00 H CET INVESTOR RELATIONS

REPSOL Disclaimer Safe harbour statement under the US Private Securities Litigation Reform Act of 1995 This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict. Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forwardlooking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the US Securities and Exchange Commission and available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forwardlooking statements included in this document may not occur. Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended. 2

REPSOL 3Q 2008 HIGHLIGHTS Martínez COO Miguel 3

REPSOL 3Q 2008 Highlights 3Q 2008: Good quarterly results 20% higher, on an adjusted year-on-year basis, due to: Higher international oil and gas prices Stronger refining margins in Spain Realignment of prices in Argentina 4

REPSOL 3Q 2008 Highlights 3Q 2008: World economic environment • Strong economic and financial crisis: commodities markets affected • Slowdown in growth and weakness in demand: crude oil price affected • Repsol´s strengths in this situation: ? Balanced portfolio and good liquidity position ? Strategic plan based on long-term price scenario 55 to 60 U$S/Bbl and 1.28 to 1.22 U$S/€ • We can accomplish the goals established in our Strategic Plan • Constantly monitoring changing scenario in order to keep a comfortable financial position 5

REPSOL 3Q 2008 Highlights Situation in Argentina: • In 2008 YPF has contributed 30% of our company’s EBITDA • Pump and gas prices adjusted up • Our business in the country remains solid: ? Standard & Poors maintain YPF credit rating at BB/Stable and Repsol at BBB/Stable ? Close relationship with the Argentinean Government ? Concessions in the Neuquén province extended until 2027 (as contract signed in September 2008) • YPF’s IPO postponed • Petroleum Plus and Refining Plus programs launched 6

REPSOL 3Q 2008 Highlights Rest of Latin America: • In BOLIVIA; shareholders’ agreement for Andina signed in October • In ECUADOR; ? Signed a satisfactory agreement to continue operating in the country. ? Block 14 sold. • In PERU; Block 56 came on stream last September. Current production is at 3.4 Kbbl/day net for Repsol 7

REPSOL 3Q 2008 RESULTS Miguel Martínez COO Miguel Martínez 8

REPSOL 3Q 2008 Results Adjusted Operating Income 0 500 1000 1500 3Q 07 3Q 08 Adjusted Operating Income + 20% 1,558 1,299 9

REPSOL 3Q 2008 Results Adjusted Operating Income UPSTREAM 279 451 0 200 400 3Q 07 3Q 08 + 62% Million € YPF 620 0 200 400 600 3Q 07 3Q 08 + 17% Million € 10

REPSOL 3Q 2008 Physical Magnitudes UPSTREAM: Excluding extraordinary effects of the contractual changes in Bolivia: • Production in line on year-on-year basis • Impact of higher oil prices in Libya and Algeria, compensated by growth in Trinidad and Tobago DOWNSTREAM: • Europe volume sales: 2.4% down, due to demand contraction YPF • Production: 2 % down y-o-y • Dowstream sales: 2.4% down 11

REPSOL 3Q 2008 Results: UPSTREAM Million Euro UPSTREAM: Adjusted Income from Operations 12 529 366 620 (44) (92) (61) (36) (11) 32 0 200 400 600 800 1000 3Q07 Price Effect Volume Costs Exploration Expenses Exchange rate Taxes Others 3Q08 12

REPSOL 3Q 2008 Results: DOWNSTREAM DOWNSTREAM: Adjusted Income from Operations 391 (68) (39) (158) 0 100 200 300 400 500 600 700 3Q07 Refining Activity R&M Latam Marketing Europe Chemical activity Exchange rate Inventory effect Others 3Q08 Million 418 13

REPSOL 3Q 2008 Results: YPF YPF: Adjusted Income from Operations 432 (42) (38) (105) (75) 0 200 400 600 800 3Q 07 Price effect Volume Exchange rate Costs Others 3Q 08 Million 279 451 14

REPSOL 3Q 2008 FINANCIAL RESULTS Miguel Martínez COO Miguel Martínez 15

REPSOL Credit metrics overview Million Euro NET DEBT NET DEBT / CAPITAL EMPLOYED (%) CAPITAL EMPLOYED EBITDA EBITDA / NET DEBT EBITDA / NET INTEREST + DIVIDENDS PREFERRED NET INTEREST NET INTEREST + DIVIDENDS PREFERRED SHARES EBITDA / NET INTEREST 13.4% 3,493 26,073 8,573 2.5 17.4 302 31 Dec 2007 493 28.4 14.7% 3,936 26,738 6,381 2.2 17.2 230 30 Sep 2007 372 27.8 14.8% 4,399 29,770 7,358 2.2 23.7 156 30 Sep 2008 311 47.1 16

REPSOL Financial Structure Financial Ratios • Net debt to capital employed ratio is 14.8% • EBITDA to Net Debt is set at 2.2 times • Effective corporate tax rate in 3Q08 = 47%. 41% estimated rate for whole 2008 17

REPSOL CONCLUSIONS Strong 3Q08 3Q08 Results Higher realization prices in Upstream Strong refining & marketing margins Recovery of prices at YPF Lower sales volumes in the Downstream Higher costs in YPF Fully Fully Compensated Compensated by by… Remain focused on the delivery of the commitments of the Strategic Plan 18

REPSOL 3Q 2008 Results 3Q 2008 PRELIMINARY RESULTS Investor Relations Pº Castellana 278-280 28046 Madrid (Spain) Tel: 34 913 48 55 48 Fax: 34 913 48 87 77 E-mail: inversores@repsolypf.com Website: www.repsol.com 19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	November 13th, 2008	By:	/s/ Fernando Ramírez
			Name:	Fernando Ramírez
			Title:	Chief Financial Officer